UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. )*

Essent Group Ltd.

(Name of Issuer)

Common Stock, $0.015 par value per share

 (Title of Class of Securities)

G3198U102

 (CUSIP Number)

December 31, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3198U102	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PartnerRe Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,032,575 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,032,575 shares
	8.	SHARED DISPOSITIVE POWER 0
	9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,032,575 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP NO. G3198U102	Page 3 of 5

Item 1. (a)	Name of Issuer:

Essent Group Ltd.

(b)	Address of Issuer's Principal Executive Offices:

Clarendon House
2 Church Street
Hamilton
Bermuda

Item 2. (a)	Name of Person Filing:

PartnerRe Ltd.

(b).	Address of Principal Office or, if none, Residence:

Wellesley House
90 Pitts Bay Road,
Pembroke
Bermuda HM 08

(c)	Citizenship or Place of Organization:

Bermuda

(d)	Title of Class of Securities:

Common Stock, $0.015 par value per share

(e)	CUSIP Number:

G3198U102

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. (as of December 31, 2013)

CUSIP NO. G3198U102	Page 4 of 5

(a)	Amount beneficially owned:
See Row 9 of cover page

(b)	Percent of class:
See Row 11 of cover page

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Row 5 of cover page

(ii)	Shared power to vote or to direct the vote:
See Row 6 of cover page

(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of cover page

(iv)	Shared power to dispose or to direct the disposition of:
See Row 8 of cover page

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

The reported shares are owned by PPF Holdings II Ltd., a wholly owned subsidiary of the reporting person.  PartnerRe Principal Finance Inc., a  wholly owned subsidiary of the reporting person, acts as investment advisor for PPF Holdings II Ltd.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G3198U102	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014	PartnerRe Ltd.

	By:	/s/ Mark Weatherhill
Name: Mark Weatherhill
Title: Chief Legal Counsel